Exhibit 99.(d)(2)

Amendment #1

to the

Investment Advisory Agreement

IVA FIDUCIARY TRUST

This Amendment #1 to the Investment Advisory Agreement between IVA Fiduciary Trust (the “Trust”) and International Value Advisers, LLC dated August 21, 2008 (the “Agreement”) was approved by the Board of Trustees of the Trust on May 21, 2019.

Effective June 3, 2019, paragraph 6(a) of the Agreement is replaced in its entirety as follows:

(a) For the services provided pursuant to this Agreement by the Adviser, the Trust will pay monthly an investment management fee in respect of each of the two initial Funds determined in accordance with the following schedule:

Annual Rate (%)	Average daily net assets
0.80%	Up to $5 billion
0.75%	In excess of $5 billion up to $10 billion
0.70%	In excess of $10 billion

The investment management fee is stated as an annual percentage of the aggregate net assets of the relevant Fund, and that rate is applied to the average daily net assets of the relevant Fund. Net assets of the Fund shall be computed on such days and at such time or times as described in the Trust’s then-current Prospectus and Statement of Additional Information. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be prorated and shall be payable upon the date of termination of this Agreement. The compensation in respect of any future Funds will be as agreed to by the Trust and the Adviser.

Witness the due execution hereof this 21st day of May, 2019.

IVA FIDUCIARY TRUST

By:	/s/ Stefanie Hempstead

INTERNATIONAL VALUE ADVISERS, LLC

By:	/s/ Michael Malafronte